CENTALE, INC.
                      6700 N. Andrews Avenue, Suite 605
                          Ft. Lauderdale, FL 33309
                               765-224-3300

January 26, 2006

Via EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

      Re:  Centale, Inc.
           Form 10-KSB for the year ended March 31, 2005
           Filed June 29, 2005
           File No. 0-50863

Dear Ms. Doorn,

I am writing in response to your letter dated January 12, 2006, concerning the 10-KSB for March 31, 2005 filed June 29, 2005. The Staff's comments included in your letter are set forth below in bold italics.

Form 10-KSB
Management's Discussion and Analysis, page 5

     1. PLEASE DISCLOSE IN FUTURE FILINGS TO DESCRIBE THE REASONS FOR MATERIAL CHANGES IN CASH FLOWS FROM OPERATING, INVESTING, AND FINANCING ACTIVITIES FROM PERIOD TO PERIOD. THE LIQUIDITY DISCUSSION SHOULD FOCUS ON THE REASONS FOR THE CHANGES IN ASSETS AND LIABILITIES. IN ADDITION, DISCLOSE FUTURE COMMITMENTS AND OBLIGATIONS OF THE COMPANY.

     1. Effective with the 10-QSB for the quarter ended December 31, 2005, Centale will describe in more detail material changes in cash flows from operating, investing, and financing activities from period to period. In addition any future commitments and obligations of the company will be detailed in the Management's Discussion and Analysis section of future filings.

Financial Statements
Balance Sheets, page F-2

     2. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION ON YOUR SOFTWARE DEVELOPMENT AND SOFTWARE TECHNOLOGY ASSETS INCLUDING HOW THEY WERE OBTAINED AND THEIR USES. ALSO, PLEASE INCLUDE A DISCUSSION ON THE

        REASONS THE ASSETS WERE CAPITALIZED AND HOW THE AMORTIZATION PERIODS WERE DETERMINED. PLEASE CITE THE ACCOUNTING LITERATURE USED IN YOUR ASSESSMENT.

     2. The asset identified as "Software Technology" consists of the primary design for Centale's principal software application. Pursuant to FAS 86: "Production Costs of Computer Software," the technology was capitalized because it was not developed for a specific customer or project, but was developed to enable Centale to enter into the business of marketing software applications. The technology was purchased for $100,000 in February 2004 from the individual who was at that time the sole director of Centale. Pursuant to FAS 86: "Production Costs of Computer Software," the asset was recorded at the lesser of Centale's cost or the historic cost incurred by the seller, because he was an affiliate at the time of transfer. The amortization period of five years was based on the expected period of usefulness of the technology.

	The assets identified as "Software Development" represent upgrades and improvements to the software application that is the Company's principal product. The development was performed by third parties under contract to Centale. Pursuant to FAS 86: "Production Costs of Computer Software," the development was recorded on Centale's books at cost. The amortization period of five years was based on the expected period of usefulness of the technology.

     Acknowledgement

The undersigned, as President of Centale, Inc., acknowledges the following:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing.

     * Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                                          Sincerely,

                                          /s/ Juan C. Ferreira
                                          ---------------------
                                          Juan C. Ferreira
                                          President